

Bruno E. Wuest

Chairman
GRAF Medical Imaging, Inc.

Resume

Education	Professional education 1961 – 1971
	Background in mechanical engineering (like BS in USA). F+W Federal college in Emmen, Switzerland, and business administration (like MBA in USA) at Frei Business School. Schools attended in Switzerland 1961 – 1969.
	Additional education in manufacturing of industrial electronics. (Germany and Switzerland 1968 – 1971)
Languages	German and English
Residence	Mobile, Alabama

Professional Experiences

1968 – 1979

Manufacturing of electronics including printed circuit boards, wire-wrap panels, power supplies and production equipment for PC-board manufacturing. Established successful business relationships with companies like:

-        ITT Standard, Au, Switzerland
-        Eidg. Konstruktionswerkstaette, Thun, Switzerland
-        Elesta AG, Bad Ragaz, Switzerland
-        Miele GmbH, Germany
-        CMC, Aarau, Switzerland
-        Kern Optics, Aarau, Switzerland
-        Siegfried Peyer AG, Wollerau, Switzerland
-        Braun Electronics, Germany
-        Schindler-Reliance Electric, Dierikon, Switzerland
-        Komax AG, Lucerne, Switzerland
-        Trisa AG, Triengen, Switzerland
-        Cafina AG, Olten, Switzerland
-        Supertyper AG, Zurich, Switzerland
-        Heberlein AG, Wattwil, Switzerland
-        and many more.

1979 – 1990

Development and manufacturing of x-ray equipment including computer-controlled x-ray generators, x-ray tube-stands, x-ray tables and accessories. These products were sold from 1982 – 1990 under the product name and sales organization of:

-        SWISSRAY, Gen-X, Switzerland

Joint venture together with SWISSRAY AG, Hochdorf, Switzerland, Merker AG Baden, Switzerland and Bruno Wuest Design, Horw, Switzerland, for development and manufacturing of the first integrated and universal x-ray system in the industry (Swissray Mondial). Later sold as Swissray Add-on system.

1990 – 2003

Founder of Wuestec Medical Inc. Mobile, Alabama, USA.
Development, manufacturing and marketing of general purpose x-ray equipment including computer controlled x-ray generators (line frequency and high frequency), universal tube stand systems and x-ray tables.

Development, manufacturing and marketing of x-ray equipment for chiropractors and veterinarians.

Import, sales and marketing agreements with overseas manufacturers of radiography, fluoroscopy and mammography equipment such as:

-        Swissray AG, Hochdorf, Switzerland
-        Betschart AG, Brunnen, Switzerland
-        Technix, Grassobbio, Italy
-        Comet X-Ray Tubes, Berne, Switzerland
-        Mecal, Monza, Italy
-        IMAGO, Abbiategrasso, Italy
-        Odel, Monza, Italy
-        Metaltronica, Rome, Italy
-        Ralco, Monza, Italy

Initialized and arranged joint venture with the Korean SAMSUNG Corporation in 1996. Formed jointly the DigiX Inc. in Edmonton, Canada, for the development of a digital x-ray receptor using CCD technology and development of digital image processing software. Industry pioneer.

The SAMSUNG Corporation became shareholder and board member of Wuestec Medical Inc.

Manufacturing of small quantities (25 ea.) of digital x-ray equipment. Manufactured, sold, installed and maintained equipment through Wuestec Medical Inc. in 2001.

2004 – 2008

Marketing research in digital x-ray for Miradis AG (start-up company), Switzerland.

2009 – 2010
Marketing research in digital x-ray for Comed Medical Systems Co Ltd. Korea. Comed is a manufacturer of digital radiography equipment.

2010 – 2013
Established USA branch office for Comed Medical Systems Co. Ltd. in Korea. Formed Comed America Inc. in Mobile, AL. Arranged FDA clearance for several diagnostic imaging products from Comed. Established sales channels for COMED fluoroscopy equipment.

2013 – 2018
COMED changed name to GEMSS Medical Systems. Established GEMSS North America Inc. for sales and service with operations in Hamburg, PA.

GEMSS North America Inc. successfully built a dealer network of independent x-ray dealers. In 2016 and 2017, the company sold close to 200 units of mobile C-Arms and became profitable.

In 2018, GEMSS Medical Systems Ltd. of Korea, the owner of GEMSS North America Inc., seized production. Consequently, GEMSS North America Inc. was driven out of business.

November 2018 – present
Executive chairman with GRAF Medical Imaging Inc.

Leadership Experiences

For 50 years, I have been either self-employed or hired in leading positions as CEO or President. I also served as a board member or as chairman of Boards of Directors for numerous companies in Switzerland and in the USA.

During my entire career, I was involved with companies with focus on product development, manufacturing and sales of electronics and mechanical systems. This includes the experience with the first single sided phenol printed circuit boards up to surface mount multilayer boards.

I am very familiar with start-up environments and shoestring budgets and the art of motivating people for outstanding performance. I am also familiar with dealing with a large conglomerate. In 1996 I was instrumental in bringing the Korean Samsung Corporation on board as a shareholder and board member of the Wuestec Medical Inc.

I have excellent skills as a team leader and motivator, and I am very goal oriented. In addition, I have an outstanding understanding of technical as well as economical and marketing issues.